SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                              ---          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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Exhibit 1      Cautionary  Statement  for  the  Purposes  of the  "Safe  Harbor"
               Provisions  of the Private  Securities  Litigation  Reform Act of
               1995.

Exhibit 2 July 28, 2003 Press Release Announcing that Futuremedia Plc Acquires IQdos Ltd's Products and Business.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By: /s/ Mats Johansson
   ---------------------
Mats Johansson
Chief Executive Officer




Date:  28 July 2003

                                    EXHIBIT 1
                                    ---------

           CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR"
          PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
                                      1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2
                                    ---------

PRESS RELEASE
FUTUREMEDIA PLC ACQUIRES IQDOS LTD'S PRODUCTS AND BUSINESS

TRANSACTION EXPANDS CUSTOMER BASE AND CONSOLIDATES POSITION AS ONE OF THE LEADING EUROPEAN PROVIDERS OF TECHNOLOGY LED LEARNING SOLUTIONS

BRIGHTON, ENGLAND--July 28, 2003 -- Futuremedia Plc (NasdaqSC:FMDAY) a leading European provider of technology led learning solutions, today announced that the Board of Futuremedia and the owners of eLearning company IQdos Ltd have agreed for Futuremedia to acquire the products and business of IQdos Ltd.

By combining IQdos strength in producing customized learning programmes, eLearning products and learning consultancy with Futuremedia's strength in eLearning technology, courseware services and provision of managed eLearning platforms and solutions, the combined company expects to offer a more complete technology led learning and development solution.

Both companies have an established reputation and proven capability to add value to respective customers through a total focus on the customer's business issues as well as the quality of the learning and training delivered. The combination with IQdos will add BBC, Channel Four, Daimler Chrysler, GSK, Hilton International, Novartis Pharmaceuticals, Reuters and T Mobile to Futuremedia's established client base.

The all share deal -- in which IQdos products and business are valued at approximately $450,000, or 1,150,000 Futuremedia shares -- should enhance both Futuremedia's future revenues and earnings per share. IQdos is expected to be fully integrated into Futuremedia and Sue Harley, presently Managing Director of IQdos, is joining Futuremedia as Director of Learning and will be responsible for building a pan European eLearning practice.

Mats Johansson, Chief Executive Officer of Futuremedia, said: "We are very pleased to welcome the IQdos team, products and customers to the Futuremedia group. IQdos brings invaluable expertise in learning, instructional design and consulting that will directly benefit our existing customers. In addition to expanding our capabilities the combination also significantly enhances our capacity and strength in the European marketplace. Following our earlier acquisition of Aktivna Objects Ltd and the investment and collaboration with Luvit AB in Sweden this is a further step to consolidate our position as a leading European provider of technology led learning solutions."

Sue Harley, Managing Director of IQdos Ltd added: "Since the start of IQdos in 1998 we have built a successful company by providing quality advice and solutions to our customers. The current market place requires strength and consistency of the services and products that are available to help customers address their key requirements. We are now in a position to further expand our relationship with our customers by offering them additional high value services from Futuremedia such as courseware services, learning management systems and complete managed eLearning services. We are exited about the opportunity to build a European learning powerhouse together with our new colleagues at Futuremedia."

ABOUT FUTUREMEDIA

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA and BT. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.

ABOUT IQDOS

IQdos is one of the UK's premier eLearning consultancies. They have helped many industry leaders and public organizations including the Crown Prosecution Service, Reuters, Scottish Prisons, the BBC, Johnson & Johnson, Channel Four, Deloitte Touche Tomatsu and Novartis with the successful integration of different eLearning solutions.

IQdos' strength lies in its close-knit team of multi-disciplined specialists who are experts in learning psychology and methodology, business strategy, instructional disciplines, multi-media design, project management and IT architecture. IQdos current client list includes Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International.

SAFE HARBOR STATEMENT UNDER SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to satisfy Nasdaq's continuing listing standards, the ability of the Company to reach profitability, the ability of the Company to successfully integrate acquisitions, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based.

All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Contact: Kay Phelps
     Title: Media
     Voice: +44(0)1932-761 889
     Email: kay.phelps@btinternet.com

     Contact: Mats Johansson
     Title: Investor Relations
     Voice: +44(0)1273-829700
     Email: ir@futuremedia.co.uk